Exhibit 99.1

Gridsum Announces Proposed Investment from FutureX Capital

BEIJING, May 1, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported that on April 30, 2018, it entered into a convertible note purchase agreement (the “Note Purchase Agreement”) with FutureX Innovation SPC (the “Investor”), an affiliate of FutureX Capital Limited (“FutureX”). FutureX is an emerging China-based private equity firm led by Cynthia Zhang, who founded the overseas PE platform of ChinaAMC, a leading asset manager in China. FutureX’s key areas of focus include technology, software and AI. Pursuant to the Note Purchase Agreement, the Investor will purchase from the Company a convertible note in the principal value of US$40 million (the “Note”), subject to the satisfaction of customary closing conditions, for a purchase price of US$40 million. The Note will be convertible, in whole or in part at the holder’s option, into Class B ordinary shares of the Company at a conversion price of US$6.50. This conversion price represents a 21.5% premium to the April 27, 2018 closing price of the Company’s American depositary shares (the “ADSs”), each representing one Class B ordinary share. The conversion price will be subject to customary adjustments in the case of share splits, share combinations, dividends, spin-offs, recapitalizations and certain other events.

The Note will have a term of 18 months and bears interest at 2.80% per annum. The Note will include other customary terms and covenants, including certain events of default after which the Notes may be due and payable immediately. Additionally, in the event of a fundamental change (as defined in the Note), the holders of the Note may require the Company to repurchase the Note at a price equal to 100% of the principal amount of Notes, plus accrued and unpaid interest. The Investor agrees not to transfer or sell the Note, the Class B ordinary shares or any other securities of the Company, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of 6 months after the issuance of the Note. In connection with this transaction, the Company also agrees to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, under which the Investor will have the right to require the Company to file a registration statement covering the offer and sale of the Class B ordinary shares issued upon conversion of the Note within 15 months following the issuance of the Note, as well as certain customary piggyback registration rights.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the Company’s expectations to consummate the transactions contemplated in the Note Purchase Agreement are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to failure to satisfy the closing conditions under the Note Purchase Agreement.. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com